Exhibit 99.1

SUPLEMENTARY INFORMATION REGARDING CONCHA Y TORO’S NEW
DISTRIBUTION STRUCTURE FOR THE UNITED STATES

Santiago, July 22nd, 2011: Herein is disclosed further information regarding the incorporation of EXCELSIOR WINE COMPANY, LLC, the new distributor of Viña Concha y Toro products in the United States:

1.	The corporate capital of EXCELSIOR WINE COMPANY, LLC is US$1,000,000.- (one million dollars of the United States of North America).
2.	VCT USA, Inc., contributed on the date of company formation the sum of US$500,000.-
3.	VCT USA, Inc. is holder of 50 Units that relate to 50% of the corporate capital of EXCELSIOR WINE COMPANY, LLC.
4.	Viña Concha y Toro S.A. is the indirect owner of 50% of EXCELSIOR WINE COMPANY, LLC. , as it is the exclusive owner of VCT USA, Inc.
5.
The financial effects related to the formation of EXCELSIOR WINE COMPANY, LLC to Viña Concha y Toro S.A. will be expressed over their results at the line level “Share of profits (losses) of associates and joint ventures that are accounted for using the equity method.” It is expected that the annual effect, after taxes, for VCT USA Inc. (considering calendar years) will be between US$ 1,500,000.- and US$ 2,000,000.- per year approximately up to December 31, 2013; and between US$ 3,500,000.- and US$ 4,500,000.- per year approximately, as of January 1, 2014. The difference between the expected results during the period ending December 31, 2013 and the expected results from January 1, 2014 are the result of agreements reached by VCT USA, Inc. and Banfi in the corporate agreement, which are related to the distribution of profits of EXCELSIOR WINE COMPANY, LLC. Until December 31, 2013, VCT USA Inc., will be entitled to collect 20% of the value of EXCELSIOR WINE COMPANY, LLC., and only from January 1, 2014 forward will VCT USA Inc. be entitled to collect 50% of the company’s value.

This information is submitted in order extend the investors knowledge about this new Viña Concha y Toro and Banfi’s undertaking.